Exhibit 99.1

NOVA Chemicals Corporation Canadian Operating Center 1000 Seventh Avenue S.W. Calgary, Alberta Canada T2P 5C6

www.novachemicals.com 403.750.3600 tel 403.269.7410 fax

Press Release

NOVA Chemicals Rationalizes Expandable Polystyrene Capacity and Focuses on Best Performing Product Slate

Pittsburgh, PA (March 20, 2009) — NOVA Chemicals today announced plans to rationalize its expandable polystyrene (EPS) capacity at its production facilities in Monaca, PA and Painesville, OH to focus on an updated, best-of-class EPS product slate.

The EPS plan reduces capacity at the Monaca site from 285 to 180 million lbs /year and increases operating capacity at Painesville from 85 to 100 million lbs/year. These manufacturing and product changes are aligned with NOVA Chemicals’ previously announced cost reduction in styrenics.

“Streamlining our EPS business allows us to supply customers with more cost-competitive, best performing products focused on higher product performance, quality and consistency,” stated Robert Snyder, Vice President, Performance Styrenics.

The updated product slate includes ten resin grades for cup and container; protective packaging and construction applications like insulation, geo-foam and insulated concrete forms.

NOVA Chemicals is committed to the EPS industry and will continue to supply customers with dedicated customer and technical support for the complete product slate throughout the transition.

NOVA Chemicals produces plastics and chemicals that are essential to everyday life. Our employees develop and manufacture materials for customers worldwide that produce consumer, industrial and packaging products. NOVA Chemicals works with a commitment to Responsible Care® to ensure effective health, safety, security and environmental stewardship. Company shares are traded on the Toronto and New York stock exchanges as NCX.

Visit NOVA Chemicals on the Internet at www.novachemicals.com.

Media inquiries, please contact:

Wendy Lomicka – Corporate and Marketing Communications – Public Affairs

Tel: 412-490-4292

e-mail: lomickaw@novachem.com

Responsible Care® is a registered trademark of the Canadian Chemical Producers Association (CCPA) in Canada and is a registered service mark of the American Chemistry Council (ACC) in the United States.